Exhibit 99.1

China Sunergy Announces Second Quarter 2013 Financial Results

Company Reported Gross Margin of 9.3%

Grew Revenue by 16.5% Sequentially

Increased Total Shipment by 23.3% Sequentially

NANJING, China, November 7, 2013 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the second quarter ended June 30, 2013.

Mr. Stephen Cai, CEO of China Sunergy, commented, “We are pleased with the solid second quarter financial results across all key financial metrics, including better-than-expected revenue and shipment volume, and significantly improved operating profitability. Leveraging on our Turkey manufacturing plant, we further expanded sales in Europe and emerging markets.”

“At the same time, the solar market showed some near-term positive momentum, with a sequential improvement in ASP and spot prices for wafers and modules, and a surge in demand stimulated by a series of favorable government policies and plans around the world.” Mr. Cai added.

Second Quarter 2013 Financial Highlights

•	Total revenue was US$71.9 million, an increase of 16.5% from US$61.7 million in the first quarter of 2013.

•	Shipments totaled 126.4MW, an increase of 23.3% (23.9MW) from 102.5MW in the first quarter of 2013. Module shipments including 25.7MW module processed under OEM arrangements were 125.1MW, or 99.0% of total shipments.

•	Average selling price (“ASP”) for the Company’s solar modules was US$0.63 per watt, an increase of 6.8% from US$0.59 in the first quarter of 2013.

•	Conversion costs for cells decreased 6.25% sequentially to US$0.15 per watt, from US$0.16 in the first quarter of 2013. Conversion cost for modules was US$0.20 per watt, unchanged from last quarter.

•	Gross profit was US$6.7 million, and gross margin was 9.3%, compared with gross profit of US$0.3 million and gross margin of 0.4% in the first quarter of 2013.

•	Net loss attributable to ordinary shareholders narrowed significantly to US$1.4 million, from US$22.9 million in the preceding quarter.

•	Net loss attributable to ordinary shareholders per ADS improved to US$0.11, compared to net loss per ADS of US$1.71 in the first quarter of 2013.

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•	Operating cash inflow was US$6.3million, compared to net cash outflow of US$41.7 million in the first quarter of 2013.

•	Cash, cash equivalents and restricted cash totaled US$219.8 million, as of June 30, 2013.

Second Quarter 2013 Financial Review

Total Revenue and Shipments

For the second quarter of 2013, total revenue was US$71.9 million, an increase of 16.5% from the first quarter of 2013, primarily driven by a combination of higher shipments and ASP.

Total shipments for the second quarter of 2013 were 126.4MW, an increase of 23.3% from the first quarter of 2013. Germany became the largest market for the Company, accounting for 29.1% of total revenue in the second quarter of 2013, while France, remaining solid for the Company, was the second largest market for the Company, contributing 28.4% of total revenue in the second quarter of 2013, followed by China and Japan, contributing 10.3% and 7.7% of total revenue, respectively.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$6.7 million, and gross margin turned to 9.3%, compared to gross margin of 0.4% for the first quarter of 2013. Inventory provision was approximately US$12,000, compared to US$0.3 million in the prior quarter. The sequential increase in gross margin in the second quarter of 2013 was primarily attributable to the increased average selling price of solar modules, decreased inventory provision in this quarter, and the Company’s continuous manufacturing cost reduction execution.

Module ASP for the second quarter was US$0.63 per watt, which increased by four cents or 6.8% compared with that of the last quarter. The higher ASP was primarily driven by an improvement in imbalance of supply and demand due to the anti-dumping legislation in the European Union, as well as increased shipments to high pricing regions, such as Australia and US.

Costs

Blended wafer costs in the second quarter of 2013 were US$0.23 per watt, which was one cent or 4.5% higher than those of the last quarter. Conversion costs of cells and modules manufactured in the second quarter of 2013 were US$0.15 and US$0.20 per watt, respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

Operating expenses decreased to US$11.2 million in the second quarter of 2013, from US$15.2 million in the first quarter of 2013. The decrease in operating expenses was mainly attributable to a decrease of US$1.1 million in marketing expenses and a bad debt reversal of US$2.0 million attributable to collection efforts in the second quarter of 2013, compared to a bad debt provision of US$0.2 million in the first quarter of 2013.

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Loss from operations decreased to US$4.6 million in the second quarter of 2013, compared to US$15.0 million in the first quarter of 2013.

Correspondingly, net loss attributable to ordinary shareholders was US$1.4 million and Non-GAAP net loss1 attributable to ordinary shareholders was US$3.4 million for the second quarter of 2013.

Amount due from Related Parties

Amount due from related parties totaled US$132.1 million as of June 30, 2013, an increase of US$42.5 million compared to US$89.6 million as of the end of first quarter. The increased balance was due primarily to short-term interest-free advances that the Company provided to one of the related companies, CEEG Nanjing Semi-Conductor Co. Ltd (“CEEG Semi-Conductor”). The short-term interest-free advances were provided to address liquidity pressure on CEEG Semi-Conductor and China Electric Equipment Group Co., Limited (“CEEG Group”), and in turn preserve China Sunergy’s credit and liquidity, as CEEG Group guaranteed most of the Company’s bank loans. As of October 30, 2013, CEEG Semi-Conductor had repaid all of the short-term interest-free non-trading advances.

Amount due to Related Parties

Amount due to related parties totaled US$25.8 million as of June 30, 2013, a decrease of US$48.2 million compared to US$74.0 million as of the end of first quarter.

Inventory

Inventories at the end of the second quarter of 2013 totaled US$46.5 million, a decrease of US$22.6 million from the prior quarter, driven by higher shipment and optimized production control. The Company strives to maintain an optimal inventory level and continues to diligently monitor and balance its inventories.

Cash and Cash Flow

As of June 30, 2013, the Company had cash and cash equivalents of US$60.1 million, and restricted cash of US$159.7 million. Operating cash inflow turned positive to US$6.3 million for the second quarter of 2013, compared with operating cash outflow of US$41.7 million in the first quarter of 2013, primarily driven by narrowed net loss, lower inventory, and higher account payables.

1 China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” at the end of this press release.

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Additional Company Updates Subsequent to Second Quarter 2013

•China Sunergy Further Expanded into Malaysia Market: the Company further expanded its market share in Malaysia market with shipment of 1MW QSAR solar modules for the first megawatt-level ground-mounted system of Pekat Solar Sdn Bhd ("Pekat "), a subsidiary company of Pekat Group of Companies, a renowned solar photovoltaic service and engineering solution provider in Malaysia certified by Ministry of Energy, Green Energy and Water. Pekat opted China Sunergy to be the exclusive partner for its first ground-mounted system as the Company's high-efficient and PID-free QSAR modules appropriately fit.

•China Sunergy Commercialized New Super Black Mono Modules: the Company introduced a series of new highly efficient Super Black mono modules, following an initial custom order from Solar Marketing & Sales LLC for a 60KW rooftop project in Hawaii. The Super Black mono modules offer a pure black aesthetic covering the entire module body, including welding strips. This aesthetic advantage makes them well suited for high-end rooftop installations and other integrated constructions. The Super Black modules are certified for salt and ammonia resistance, while also offering up to 7200pa snow pressure and 2400pa wind pressure resistance. The Super Black mono modules were shipped in August 2013.

•China Sunergy Wins 9.9MW Solar Module Contracts in Romania: the Company has signed two solar module supply contracts totaling 9.9MW with Bester Generación (“Bester Generación”), an engineering, procurement and construction company headquartered in Spain. The solar modules were supplied from the Company’s Turkey plant to Romania in September 2013.

•China Sunergy's High-Efficient Mono Cells Achieves Certified New Conversion Efficiency Record of 20.26%: the Company’s new generation of high-efficient mono-crystalline solar cells have reached 20.26% conversion efficiency in the pilot research and development line, and have received certification recently from the Fraunhofer Institute for Solar Energy Systems ISE the largest solar energy research institute in Europe.

Business Outlook

Mr. Cai continued, “There were many positive takeaways for China Sunergy in the second quarter, in terms of our operations and the improving market environment. However, during the second quarter, Chinese banks significantly tightened credit facilities to solar companies, which caused us to face a constrained working capital and reduced our ability to procure adequate inventory for subsequent production. As such, we anticipate lower shipment volume and profitability for the third quarter of 2013, and correspondingly, we also anticipate lower total shipment for full year 2013.”

For the third quarter of 2013, the Company estimates that total shipments will be approximately 110MW including approximately 20MW of solar module processed under OEM arrangement. Gross margin for the third quarter of 2013 is expected to be low single-digit, based on the average Euro-US dollar exchange rate in September 2013.

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For the full year 2013, the Company revises its total shipment estimates to range between 440MW to 480MW, from the prior range of 500MW to 550MW.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

China Sunergy’s management will host an earnings conference call on November 7, 2013 at 8:00 a.m. Eastern Time (November 7, 2013 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the second quarter 2013, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	+65 6723 9381
China:	800 819 0121(Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 2475 0994

Please ask to be connected to Second Quarter 2013 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 25754666.

China Sunergy will also broadcast a live audio webcast of the conference call. The webcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.csun-solar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 855 452 5696
International:	+61 2 8199 0299

The passcode for replay participants is: 25754666. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

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For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

Asia Bridge Group Limited

Wendy Sun Phone: + 86 10 8556 9033 Email: wendy.sun@asiabridgegroup.com

China Sunergy Co., Ltd.

CSUN IR

Phone: + 86 25 5276 6666-6694

Email:IR@chinasunergy.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$’000, except ADS and per ADS data)

	Jun 30, 2013	Mar 31, 2013	Jun 30, 2012

Sales to third parties	71,823	60,855	106,943
Sales to related parties	85	843	3,441
Total sales	71,908	61,698	110,384
Cost of goods sold	(65,247)	(61,435)	(110,669)
Gross profit	6,661	263	(285)
Operating expenses:
Selling expenses	(4,610)	(5,756)	(4,850)
General and administrative expenses	(5,053)	(7,628)	(9,891)
Research and development expenses	(1,579)	(1,854)	(2,245)
Total operating expenses	(11,242)	(15,238)	(16,986)
Income (loss) from operations	(4,581)	(14,975)	(17,271)
Interest expense	(5,076)	(7,454)	(7,917)
Interest income	1,785	1,557	2,152
Other income/(expenses), net	7,451	(3,007)	(10,387)
Changes in fair value of derivatives	0	1,410	0
Income (loss) before income tax	(421)	(22,469)	(33,423)
Income tax benefit (expense)	(1,351)	(460)	3,141
Net income (loss)	(1,772)	(22,929)	(30,282)
Less: non-controlling interest	(361)	(70)

Net income (loss) attributable to ordinary shareholders	(1,411)	(22,859)	(30,282)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	($0.11)	($1.71)	($2.26)
Diluted	($0.11)	($1.71)	($2.26)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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China Sunergy Co., Ltd

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In US$’000)

		For the 3 months ended
	Jun 30, 2013	Mar 31, 2013	Jun 30, 2012

Net income (loss)	(1,772)	(22,929)	(30,282)
Other comprehensive income		-	-
Foreign currency translation adjustments, net of tax impact nil for the three quarters ended June 30, 2013, March 31, 2013 and June 30, 2012	853	(1,015)	(939)

Comprehensive income (loss)	(919)	(23,944)	(31,221)

Less:
Comprehensive loss attributable to noncontrolling interest	(361)	(70)	-
Comprehensive income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	(558)	(23,874)	(31,211)

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	Jun 30, 2013	Mar 31, 2013	Jun 30, 2012
Assets
Current Assets
Cash and cash equivalents	60,090	102,293	204,710
Restricted cash	159,666	203,181	211,781
Accounts receivable, net	78,173	70,696	139,621
Other receivable, net	22,583	25,911	30,386
Project assets	18,557	17,891	13,570
Income tax receivable			1,901
Inventories, net	46,484	69,093	53,320
Advance to suppliers, net	4,664	6,193	5,308
Amount due from related parties	132,101	89,645	53,875
Current deferred tax assets	1,579	1,391	12,293
Restricted cash-collateral account	3,131	2,009	3,486
Other current assets	-	1,339	35
Total current assets	527,028	589,642	730,286
Property, plant and equipment, net	219,727	214,587	180,190
Prepaid land use rights	28,218	28,383	28,869
Deferred tax assets	6,628	6,439	17,598
Intangible assets	524	1,271	3,410
Amount due from related parties-non current			11,858
Other long-term assets	1,930	2,426	4,102
Total assets	784,055	842,748	976,313

Liabilities and equity
Current liabilities
Short-term bank borrowings	472,229	501,110	447,264
Accounts payable	126,837	119,093	72,774
Notes payable	20,326	20,932	54,175
Accrued expenses and other current liabilities	19,584	24,666	19,083
Income tax payable	3,473	1,598
Amount due to related parties	25,800	73,950	129,562
Collateral account payable	3,131	2,009	3,486
Convertible bond payable	-	1,500	1,500
Current deferred tax liability	219	365	357
Total current liabilities	671,599	745,223	728,201
Long-term debt	103,134	91,120	129,060
Accrued warranty costs	18,813	17,857	16,292
Other liabilities	9,046	4,307	3,784
Total liabilities	802,592	858,507	877,337

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of September 30, 2012 and December 31, 2011.	27	27	27
Additional paid-in capital	185,367	187,225	185,367
Accumulated profit (deficit)	(238,857)	(237,446)	(120,841)
Accumulated other comprehensive income	35,344	34,507	34,423
Total equity attributable to China Sunergy Co. Ltd.	(18,119)	(15,687)	98,976
Non-controlling interests	(418)	(72)
Total equity	(18,537)	(15,759)	98,976
Total liabilities and equity	784,055	842,748	976,313

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Reconciliation of Non-GAAP results of Operations Measures to the Nearest Comparable

GAAP Measures

(In US$’000)

	For the 3 months ended
	Jun 30, 2013	Mar 31, 2013	Jun 30, 2012

GAAP Gross Profit	6,661	263	(285)
Inventory Write Down	12	354	382
Non-GAAP Gross Profit	6,673	617	97

GAAP Net loss attributable to ordinary shareholders	(1,411)	(22,859)	(30,282)
Inventory Write Down	12	354	382
Bad Debts provision	(2,031)	162	3,119
Non-GAAP Net loss attributable to ordinary shareholders	(3,430)	(22,343)	(26,781)

Non-GAAP Net loss attributable to ordinary shareholders per ADS

Basic	($0.26)	($1.67)	($2.00)
Diluted	($0.26)	($1.67)	($2.00)

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	13,372,292

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